                                             ----------------------------------
                                                         OMB APPROVAL
                                             ----------------------------------
                                             OMB Number: 3235-0145
                                             Expires: October 31, 1997
                                             Estimated average burden hours per
                                             response.....................14.90
                                             ----------------------------------


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (RULE 13D-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                            (Amendment No. _____)\1\


                              DESKTOP DATA, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, $.01 Par Value Per Share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  25057H-10-1
--------------------------------------------------------------------------------
                                (CUSIP Number)


     Robert L. Lentz, Individual, Inc., 8 New England Executive Park West,
                     Burlington, MA  01803  (781) 273-6000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 3, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

            NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 36 Pages)

----------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                         ------------------
CUSIP NO. 25057H-10-1                  13D                    Page 2 of 36 Pages
---------------------                                         ------------------


------------------------------------------------------------------------------------------------------------------------
             1               NAME OF REPORTING PERSON

                             Individual, Inc.

                             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     04-3036959
------------------------------------------------------------------------------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                          (a) [X]
                                                                                                        (b) [_]
------------------------------------------------------------------------------------------------------------------------
             3               SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------
             4               SOURCE OF FUNDS*
                                OO
------------------------------------------------------------------------------------------------------------------------
             5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                       [_]
                             PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------------------------------------------------
             6               CITIZENSHIP OR PLACE OF ORGANIZATION
                                State of Delaware
------------------------------------------------------------------------------------------------------------------------
                                  7  SOLE VOTING POWER
                                     1,726,398 (acquisition of such shares is conditioned upon the occurrence of certain events specified in that certain Stock Option Agreement dated November
                                     2, 1997 filed as Exhibit 5 to this Schedule 13D)
                               -----------------------------------------------------------------------------------------
          SHARES                  8  SHARED VOTING POWER
       BENEFICIALLY                  2,783,580
         OWNED BY
                               -----------------------------------------------------------------------------------------
           EACH                   9  SOLE DISPOSITIVE POWER
         REPORTING                   1,726,398 (acquisition of such shares is conditioned upon the occurrence of
          PERSON                     certain events specified in that certain Stock Option Agreement dated November
                                     2, 1997 filed as Exhibit 5 to this Schedule 13D)

                               -----------------------------------------------------------------------------------------
           WITH                  10  SHARED DISPOSITIVE POWER
                                     -0-
------------------------------------------------------------------------------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             4,509,978
------------------------------------------------------------------------------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                 [_]
                             SHARES*
------------------------------------------------------------------------------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                43.2%
------------------------------------------------------------------------------------------------------------------------
            14               TYPE OF REPORTING PERSON *

                                CO
------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                         ------------------
CUSIP NO. 25057H-10-1                  13D                    Page 3 of 36 Pages
---------------------                                         ------------------

------------------------------------------------------------------------------------------------------------------------
             1               NAME OF REPORTING PERSON

                                Donald L. McLagan

                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------------------------------------------------------------------------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                          (a) [X]
                                                                                                        (b) [_]
------------------------------------------------------------------------------------------------------------------------
             3               SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------
             4               SOURCE OF FUNDS*
                                OO
------------------------------------------------------------------------------------------------------------------------
             5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                       [_]
                             PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------------------------------------------------
             6               CITIZENSHIP OR PLACE OF ORGANIZATION
                                United States
------------------------------------------------------------------------------------------------------------------------
                                 7  SOLE VOTING POWER

                                    -0-
                           ---------------------------------------------------------------------------------------------
          SHARES                 8  SHARED VOTING POWER
       BENEFICIALLY                 2,119,899
         OWNED BY
                           ---------------------------------------------------------------------------------------------
           EACH                  9  SOLE DISPOSITIVE POWER
         REPORTING                  1,705,457 (subject to the restrictions set forth in that certain Affiliate
          PERSON                    Agreement dated November 3, 1997 filed as Exhibit 6 to this Schedule 13D)

                           ---------------------------------------------------------------------------------------------
           WITH                 10  SHARED DISPOSITIVE POWER
                                    414,442 (subject to the restrictions set forth in that certain Affiliate
                                    Agreement dated November 3, 1997 filed as Exhibit 6 to this Schedule 13D)
------------------------------------------------------------------------------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             2,119,899
------------------------------------------------------------------------------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                 [_]
                             SHARES*
------------------------------------------------------------------------------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              24.4%
------------------------------------------------------------------------------------------------------------------------
            14               TYPE OF REPORTING PERSON *

                             IN
------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                         ------------------
CUSIP NO. 25057H-10-1                  13D                    Page 4 of 36 Pages
---------------------                                         ------------------


------------------------------------------------------------------------------------------------------------------------
             1               NAME OF REPORTING PERSON
                             Barbara B. McLagan as Custodian for Marnie E. McLagan Under the
                             Massachusetts Uniform Transfer to Minors Act

                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------------------------------------------------------------------------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                          (a) [X]
                                                                                                        (b) [_]
------------------------------------------------------------------------------------------------------------------------
             3               SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------
             4               SOURCE OF FUNDS*

                                OO
------------------------------------------------------------------------------------------------------------------------
             5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                       [_]
                             PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------------------------------------------------
             6               CITIZENSHIP OR PLACE OF ORGANIZATION

                                Massachusetts
------------------------------------------------------------------------------------------------------------------------
                                     7  SOLE VOTING POWER

                                        -0-
                           ---------------------------------------------------------------------------------------------
          SHARES                     8  SHARED VOTING POWER
       BENEFICIALLY                     207,221
         OWNED BY
                           ---------------------------------------------------------------------------------------------
           EACH                      9  SOLE DISPOSITIVE POWER
         REPORTING                      207,221 (subject to the restrictions set forth in that certain Affiliate
          PERSON                        Agreement dated November 3, 1997 filed as Exhibit 6 to this Schedule 13D)

                           ---------------------------------------------------------------------------------------------
           WITH                     10  SHARED DISPOSITIVE POWER
                                        -0-
------------------------------------------------------------------------------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                207,221
------------------------------------------------------------------------------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                 [_]
                             SHARES*
------------------------------------------------------------------------------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                2.4%
------------------------------------------------------------------------------------------------------------------------
            14               TYPE OF REPORTING PERSON *

                                OO
------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                         ------------------
CUSIP NO. 25057H-10-1                  13D                    Page 5 of 36 Pages
---------------------                                         ------------------



------------------------------------------------------------------------------------------------------------------------
             1               NAME OF REPORTING PERSON

                             Barbara B. McLagan as Custodian for  Christopher R. McLagan Under the Massachusetts
                             Uniform Transfer to Minors Act

                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------------------------------------------------------------------------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                          (a) [X]
                                                                                                        (b) [_]
------------------------------------------------------------------------------------------------------------------------
             3               SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------
             4               SOURCE OF FUNDS*

                                OO
------------------------------------------------------------------------------------------------------------------------
             5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                       [_]
                             PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------------------------------------------------
             6               CITIZENSHIP OR PLACE OF ORGANIZATION

                                Massachusetts
------------------------------------------------------------------------------------------------------------------------
                                 7  SOLE VOTING POWER

                                    -0-
                           -----------------------------------------------------------------------------------------
          SHARES                 8  SHARED VOTING POWER
       BENEFICIALLY                 207,221
         OWNED BY
                           -----------------------------------------------------------------------------------------
           EACH                  9  SOLE DISPOSITIVE POWER
         REPORTING                  207,221 (subject to the restrictions set forth in that certain Affiliate
          PERSON                    Agreement dated November 3, 1997 filed as Exhibit 6 to this Schedule 13D)
                           -----------------------------------------------------------------------------------------
           WITH                 10  SHARED DISPOSITIVE POWER
                                    -0-
------------------------------------------------------------------------------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             207,221
------------------------------------------------------------------------------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                 [_]
                             SHARES*
------------------------------------------------------------------------------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             2.4%
------------------------------------------------------------------------------------------------------------------------
            14               TYPE OF REPORTING PERSON *

                             OO
------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                         ------------------
CUSIP NO. 25057H-10-1                  13D                    Page 6 of 36 Pages
---------------------                                         ------------------





------------------------------------------------------------------------------------------------------------------------
             1               NAME OF REPORTING PERSON

                                Edward R. Siegfried

                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------------------------------------------------------------------------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                          (a) [X]
                                                                                                        (b) [_]

------------------------------------------------------------------------------------------------------------------------
             3               SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------
             4               SOURCE OF FUNDS*

                                OO
------------------------------------------------------------------------------------------------------------------------
             5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                             PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------------------------------------------------
             6               CITIZENSHIP OR PLACE OF ORGANIZATION

                                United States
------------------------------------------------------------------------------------------------------------------------
                                7   SOLE VOTING POWER

                                    -0-
                           ---------------------------------------------------------------------------------------------
          SHARES                8   SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                   125,608
                           ---------------------------------------------------------------------------------------------
           EACH                 9   SOLE DISPOSITIVE POWER
         REPORTING                  125,608 (subject to the restrictions set forth in that certain Affiliate
          PERSON                    Agreement dated November 3, 1997 filed as Exhibit 6 to this Schedule 13D)

                           ---------------------------------------------------------------------------------------------
           WITH                 10  SHARED DISPOSITIVE POWER
                                    -0-
------------------------------------------------------------------------------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             125,608
------------------------------------------------------------------------------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                 [_]
                             SHARES*
------------------------------------------------------------------------------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             1.4%
------------------------------------------------------------------------------------------------------------------------
            14               TYPE OF REPORTING PERSON *

                             IN
------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                         ------------------
CUSIP NO. 25057H-10-1                  13D                    Page 7 of 36 Pages
---------------------                                         ------------------




------------------------------------------------------------------------------------------------------------------------
             1               NAME OF REPORTING PERSON

                                Daniel F. X. O'Reilly

                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------------------------------------------------------------------------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                          (a) [X]
                                                                                                        (b) [_]
------------------------------------------------------------------------------------------------------------------------
             3               SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------
             4               SOURCE OF FUNDS*
                                OO
------------------------------------------------------------------------------------------------------------------------
             5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                       [_]
                             PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------------------------------------------------
             6               CITIZENSHIP OR PLACE OF ORGANIZATION

                                United States
------------------------------------------------------------------------------------------------------------------------
                                7   SOLE VOTING POWER
                                    -0-
                           ---------------------------------------------------------------------------------------------
          SHARES                8   SHARED VOTING POWER
       BENEFICIALLY                 200,491
         OWNED BY
                           ---------------------------------------------------------------------------------------------
           EACH                 9   SOLE DISPOSITIVE POWER
         REPORTING                  200,491 (subject to the restrictions set forth in that certain Affiliate
          PERSON                    Agreement dated November 3, 1997 filed as Exhibit 6 to this Schedule 13D)

                           ---------------------------------------------------------------------------------------------
           WITH                 10  SHARED DISPOSITIVE POWER
                                    -0-
------------------------------------------------------------------------------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             200,491
------------------------------------------------------------------------------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                 [_]
                             SHARES*
------------------------------------------------------------------------------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             2.3%
------------------------------------------------------------------------------------------------------------------------
            14               TYPE OF REPORTING PERSON *

                             IN
------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                         ------------------
CUSIP NO. 25057H-10-1                  13D                    Page 8 of 36 Pages
---------------------                                         ------------------



------------------------------------------------------------------------------------------------------------------------
             1               NAME OF REPORTING PERSON

                                A. Baron Cass

                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------------------------------------------------------------------------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                          (a) [X]
                                                                                                        (b) [_]
------------------------------------------------------------------------------------------------------------------------
             3               SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------
             4               SOURCE OF FUNDS*
                                OO
------------------------------------------------------------------------------------------------------------------------
             5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                       [_]
                             PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------------------------------------------------
             6               CITIZENSHIP OR PLACE OF ORGANIZATION
                                United States
------------------------------------------------------------------------------------------------------------------------
                                7   SOLE VOTING POWER
                                        -0-
                           ---------------------------------------------------------------------------------------------
          SHARES                8   SHARED VOTING POWER
       BENEFICIALLY                 96,437
         OWNED BY
                           ---------------------------------------------------------------------------------------------
           EACH                 9   SOLE DISPOSITIVE POWER
         REPORTING                  96,437 (subject to the restrictions set forth in that certain Affiliate
          PERSON                    Agreement dated November 3, 1997 filed as Exhibit 6 to this Schedule 13D)

                           ---------------------------------------------------------------------------------------------
           WITH                 10  SHARED DISPOSITIVE POWER
                                    -0-
------------------------------------------------------------------------------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             96,437
------------------------------------------------------------------------------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                 [_]
                             SHARES*
------------------------------------------------------------------------------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             1.1%
------------------------------------------------------------------------------------------------------------------------
            14               TYPE OF REPORTING PERSON *

                             IN
------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                         ------------------
CUSIP NO. 25057H-10-1                  13D                    Page 9 of 36 Pages
---------------------                                         ------------------




------------------------------------------------------------------------------------------------------------------------
             1               NAME OF REPORTING PERSON

                                June Rokoff

                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------------------------------------------------------------------------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                          (a) [X]
                                                                                                        (b) [_]
------------------------------------------------------------------------------------------------------------------------
             3               SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------
             4               SOURCE OF FUNDS*

                                OO
------------------------------------------------------------------------------------------------------------------------
             5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                             PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------------------------------------------------
             6               CITIZENSHIP OR PLACE OF ORGANIZATION

                                United States
------------------------------------------------------------------------------------------------------------------------
                                7   SOLE VOTING POWER

                                        -0-
                           ---------------------------------------------------------------------------------------------
          SHARES                8   SHARED VOTING POWER
       BENEFICIALLY                 13,025
         OWNED BY
                           ---------------------------------------------------------------------------------------------
           EACH                 9   SOLE DISPOSITIVE POWER
         REPORTING                  13,025 (subject to the restrictions set forth in that certain Affiliate
          PERSON                    Agreement dated November 3, 1997 filed as Exhibit 6 to this Schedule 13D)

                           ---------------------------------------------------------------------------------------------
           WITH                 10  SHARED DISPOSITIVE POWER
                                    -0-
------------------------------------------------------------------------------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             13,025
------------------------------------------------------------------------------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                 [_]
                             SHARES*
------------------------------------------------------------------------------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             0.15%
------------------------------------------------------------------------------------------------------------------------
            14               TYPE OF REPORTING PERSON *

                             IN
------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                        -------------------
CUSIP NO. 25057H-10-1                  13D                   Page 10 of 36 Pages
---------------------                                        -------------------





------------------------------------------------------------------------------------------------------------------------
             1               NAME OF REPORTING PERSON

                                Rory Cowen

                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------------------------------------------------------------------------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                          (a) [X]
                                                                                                        (b) [_]
------------------------------------------------------------------------------------------------------------------------
             3               SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------
             4               SOURCE OF FUNDS*
                                OO
------------------------------------------------------------------------------------------------------------------------
             5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                       [_]
                             PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------------------------------------------------
             6               CITIZENSHIP OR PLACE OF ORGANIZATION
                                United States
------------------------------------------------------------------------------------------------------------------------
                                7   SOLE VOTING POWER
                                    -0-
                           ---------------------------------------------------------------------------------------------
          SHARES                8   SHARED VOTING POWER
       BENEFICIALLY                 12,500
         OWNED BY
                           ---------------------------------------------------------------------------------------------
           EACH                 9   SOLE DISPOSITIVE POWER
         REPORTING                  12,500 (subject to the restrictions set forth in that certain Affiliate
          PERSON                    Agreement dated November 3, 1997 filed as Exhibit 6 to this Schedule 13D)

                           ---------------------------------------------------------------------------------------------
           WITH                 10  SHARED DISPOSITIVE POWER
                                    -0-
------------------------------------------------------------------------------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             12,500
------------------------------------------------------------------------------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                 [_]
                             SHARES*
------------------------------------------------------------------------------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             0.14%
------------------------------------------------------------------------------------------------------------------------
            14               TYPE OF REPORTING PERSON *

                             IN
------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                        -------------------
CUSIP NO. 25057H-10-1                  13D                   Page 11 of 36 Pages
---------------------                                        -------------------



------------------------------------------------------------------------------------------------------------------------
             1               NAME OF REPORTING PERSON

                                Ellen Carnahan

                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------------------------------------------------------------------------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                          (a) [X]
                                                                                                        (b) [_]
------------------------------------------------------------------------------------------------------------------------
             3               SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------
             4               SOURCE OF FUNDS*
                                OO
------------------------------------------------------------------------------------------------------------------------
             5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                       [_]
                             PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------------------------------------------------
             6               CITIZENSHIP OR PLACE OF ORGANIZATION
                                United States
------------------------------------------------------------------------------------------------------------------------
                                7   SOLE VOTING POWER
                                        2,500
                           ---------------------------------------------------------------------------------------------
          SHARES                8   SHARED VOTING POWER
       BENEFICIALLY                 215,620
         OWNED BY
                           ---------------------------------------------------------------------------------------------
           EACH                 9   SOLE DISPOSITIVE POWER
         REPORTING                  2,500  (subject to the restrictions set forth in that certain Affiliate
          PERSON                    Agreement dated November 3, 1997 filed as Exhibit 6 to this Schedule 13D)

                           ---------------------------------------------------------------------------------------------
           WITH                 10  SHARED DISPOSITIVE POWER
                                    213,120  (subject to the restrictions set forth in that certain Affiliate
                                    Agreement dated November 3, 1997 filed as Exhibit 6 to this Schedule 13D)
------------------------------------------------------------------------------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             215,620
------------------------------------------------------------------------------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                 [_]
                             SHARES*
------------------------------------------------------------------------------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             2.5%
------------------------------------------------------------------------------------------------------------------------
            14               TYPE OF REPORTING PERSON *

                             IN
------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                        -------------------
CUSIP NO. 25057H-10-1                  13D                   Page 12 of 36 Pages
---------------------                                        -------------------



------------------------------------------------------------------------------------------------------------------------
                             NAME OF REPORTING PERSON

                                William Blair Venture Partners III

                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------------------------------------------------------------------------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                          (a) [X]
                                                                                                        (b) [_]
------------------------------------------------------------------------------------------------------------------------
             3               SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------
             4               SOURCE OF FUNDS*
                                OO
------------------------------------------------------------------------------------------------------------------------
             5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                       [_]
                             PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------------------------------------------------
             6               CITIZENSHIP OR PLACE OF ORGANIZATION
                             Illinois Limited Partnership
------------------------------------------------------------------------------------------------------------------------
                                7   SOLE VOTING POWER
                                        -0-
                           ---------------------------------------------------------------------------------------------
          SHARES                8   SHARED VOTING POWER
       BENEFICIALLY                 213,120
         OWNED BY
                           ---------------------------------------------------------------------------------------------
           EACH                 9   SOLE DISPOSITIVE POWER
         REPORTING                  213,120 (subject to the restrictions set forth in that certain Affiliate
          PERSON                    Agreement dated November 3, 1997 filed as Exhibit 6 to this Schedule 13D)

                           ---------------------------------------------------------------------------------------------
           WITH                 10  SHARED DISPOSITIVE POWER
                                    -0-
------------------------------------------------------------------------------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             213,120
------------------------------------------------------------------------------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                 [_]
                             SHARES*
------------------------------------------------------------------------------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             2.4%
------------------------------------------------------------------------------------------------------------------------
            14               TYPE OF REPORTING PERSON *

                             PN
------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                        -------------------
CUSIP NO. 25057H-10-1                  13D                   Page 13 of 36 Pages
---------------------                                        -------------------


------------------------------------------------------------------------------------------------------------------------
                             NAME OF REPORTING PERSON

                                John L. Moss

                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------------------------------------------------------------------------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                          (a) [X]
                                                                                                        (b) [_]
------------------------------------------------------------------------------------------------------------------------
             3               SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------
             4               SOURCE OF FUNDS*
                                OO
------------------------------------------------------------------------------------------------------------------------
             5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                       [_]
                             PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------------------------------------------------
             6               CITIZENSHIP OR PLACE OF ORGANIZATION
                                United States
------------------------------------------------------------------------------------------------------------------------
                                7   SOLE VOTING POWER
                                    -0-
                           ---------------------------------------------------------------------------------------------
          SHARES                8   SHARED VOTING POWER
       BENEFICIALLY                 -0-
         OWNED BY
                           ---------------------------------------------------------------------------------------------
           EACH                 9   SOLE DISPOSITIVE POWER
         REPORTING                  -0-
          PERSON
                           ---------------------------------------------------------------------------------------------
           WITH                 10  SHARED DISPOSITIVE POWER
                                    -0-
------------------------------------------------------------------------------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             -0-
------------------------------------------------------------------------------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                 [_]
                             SHARES*
------------------------------------------------------------------------------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             0%
------------------------------------------------------------------------------------------------------------------------
            14               TYPE OF REPORTING PERSON *

                             IN
------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                        -------------------
CUSIP NO. 25057H-10-1                  13D                   Page 14 of 36 Pages
---------------------                                        -------------------


     Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Individual, Inc., Donald
L. McLagan, Barbara B. McLagan as Custodian for Marnie E. McLagan Under the Massachusetts Uniform Transfer to Minors Act (the "Marnie E. McLagan Trust"), Barbara B. McLagan as Custodian for Christopher R. McLagan Under the Massachusetts Uniform Transfer to Minors Act (the "Christopher E. McLagan Trust"), Edward R. Siegfried, Daniel F. X. O'Reilly, A. Baron Cass, June Rokoff, Rory Cowen, Ellen Carnahan, William Blair Venture Partners III, and John L. Moss (collectively, the "Reporting Persons") that he, she or it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed. Any information contained herein as to any Reporting Person has been provided by such Reporting Person, and any information contained herein as to Desktop Data, Inc. has been provided by Individual, Inc.

ITEM 1.  SECURITY AND ISSUER.


     This statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Issuer Common Stock"), of Desktop Data, Inc., a Delaware
corporation (the "Issuer").   The principal executive offices of the Issuer are
located at 80 Blanchard Road, Burlington, Massachusetts  01803.

ITEM 2.  IDENTITY AND BACKGROUND.

     (i)      The names of the people filing this statement are:

              Individual, Inc. ("Individual"), Donald L. McLagan, Barbara B. McLagan as Custodian for Marnie E. McLagan Under the Massachusetts Uniform Transfer to Minors Act, Barbara B. McLagan as Custodian for Christopher R. McLagan Under the Massachusetts Uniform Transfer to Minors Act, Edward R. Siegfried, Daniel F. X. O'Reilly, A. Baron Cass, June Rokoff, Rory Cowen, Ellen Carnahan, William Blair Venture Partners III, and John L. Moss.

     (ii) The address of the principal office and principal business of (i) Individual is: 8 New England Executive Park West, Burlington, Massachusetts 01803; (ii) William Blair Venture Partners III is: 222 West Adams Street, Chicago, Illinois 60606; (iii) the Marnie E. McLagan Trust is: 40 Plympton Road, Sudbury, Massachusetts 01776; and (iv) the Christopher R. McLagan Trust is: 40 Plympton Road, Sudbury, Massachusetts 01776. Set forth in Schedule I is a list of each of Individual's directors and executive officers, as of the date hereof, along with the present principal occupation or employment of such directors and executive officers, their principal business and address of any corporation or other organization other than in which such employment is conducted. Set forth in Schedule II is a list of each of the Reporting Persons that is a natural person, their business address, principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     (iii) Individual develops and markets a suite of customized news and information services.

---------------------                                        -------------------
CUSIP NO. 25057H-10-1                  13D                   Page 15 of 36 Pages
---------------------                                        -------------------


     (iv) During the past five years, neither Individual, nor any of the Reporting Persons nor, to Individual's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (v) During the past five years, neither Individual nor any of the Reporting Persons nor, to Individual's knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or state securities laws or finding any violation with respect to such laws.

     (vi) Individual is a Delaware corporation. William Blair Venture Partners III is an Illinois limited partnership. The Marnie E. McLagan Trust and the Christopher R. McLagan Trust are Massachusetts trusts. All of the directors and executive officers of Individual named in Schedule I and all of the Reporting Persons that are natural persons are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

     Pursuant to an Agreement and Plan of Merger and Reorganization dated November 2, 1997 (the "Merger Agreement"), between Individual and the Issuer, and subject to the conditions set forth therein (including approval by stockholders of Individual and the Issuer), Individual will be merged with and into the Issuer (the "Merger"), with each share of Individual Common Stock, $.01 par value per share ("Individual Common Stock"), being converted into the right to receive one-half of a share of Issuer's Common Stock. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated
                             ---------
herein in its entirety by reference. The Reporting Persons are not parties to the Merger Agreement.

     This statement on Schedule 13D relates to certain voting arrangements between Individual and certain stockholders of the Issuer as described in Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION

         (a) - (b) As described in Item 3 above, this statement relates to the Merger of Individual with and into the Issuer in a merger pursuant to the relevant provisions of the Delaware General Corporation Law ("Delaware Law").
At the effective time of the Merger (the "Effective Time"), the separate existence of Individual will cease to exist and the Issuer will continue as the surviving corporation (the "Surviving Corporation"). In connection with the Merger, holders of outstanding Individual Common Stock will receive, in exchange for each share of Individual Common Stock held by them, one-half of a share of Issuer Common Stock. In addition, the Issuer will assume all outstanding options under Individual's Amended and Restated 1989 Stock Option Plan, 1995 Incentive Stock Option Plan, 1996 Non-Employee Directors Stock Option Plan, 1996 Stock Option Plan and Amended and Restated 1996 Stock Plan and will assume all purchase rights outstanding under Individual's 1996 Employee Stock Purchase Plan. Furthermore, the Issuer will assume all outstanding warrants for the purchase of Individual Common Stock. If the Merger is consummated, Individual Common Stock will be deregistered under the Act and delisted from the Nasdaq National Market.

---------------------                                        -------------------
CUSIP NO. 25057H-10-1                  13D                   Page 16 of 36 Pages
---------------------                                        -------------------

     The Merger Agreement contains customary representations and warranties on the part of Individual and the Issuer, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of Individual and the Issuer and the occurrence of no event with a material adverse effect with respect to a party. The Merger Agreement also contains covenants regarding the activities of the parties pending consummation of the Merger. Generally, each of the parties must conduct its business in the ordinary course consistent with past practice.

     The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this
                                                          ---------
Schedule 13D incorporated herein in its entirety by reference. The Reporting Persons are not parties to the Merger Agreement.

     As an inducement to Individual to enter into the Merger Agreement, Individual and the Issuer entered into a Stock Option Agreement, dated November 2, 1997 (the "Stock Option Agreement"). The Stock Option Agreement, by and between Individual and the Issuer grants Individual an irrevocable option (the "Stock Option") to purchase up to 1,726,398 shares (the "Option Shares") of Issuer Common Stock under the circumstances specified in the Stock Option Agreement by exchanging therefor shares of Individual Common Stock at the rate of two (2) shares of Individual Common Stock for each Option Share and/or, at Individual's election, by paying a cash amount of $10.34 per share (the "Exercise Price"). The Stock Option Agreement is attached hereto as Exhibit 5.
                                                                    ----------
The Reporting are not parties to the Stock Option Agreement.

     As an inducement to the Issuer to enter into the Merger Agreement, Issuer and Individual have also entered into a Stock Option Agreement, dated November 2, 1997, which grants the Issuer an irrevocable option to purchase up to 3,249,779 shares of Individual Common Stock under the circumstances specified in the Stock Option Agreement between Individual and the Issuer by exchanging therefor shares of Issuer Common Stock at the rate of one-half (1/2) of a share of Issuer Common Stock for each share of Individual Common Stock subject to such option and/or, at Issuer's election, by paying cash of $5.17 per share. The substance of this agreement is substantially similar in substance to of the Stock Option Agreement, and a copy of this agreement is included as Exhibit 4 to this Schedule 13D and incorporated herein in its entirety by reference. The Reporting Persons are not parties to this agreement.

     Also as an inducement to Individual to enter into the Merger Agreement, certain stockholders of the Issuer (collectively, the "Participation Agreement Stockholders") have entered into a Participation Agreement dated November 3, 1997 (the "Participation Agreement") with Individual. Pursuant to each Participation Agreement, the Participation Agreement Stockholders have agreed to vote the shares of Issuer Common Stock owned by them (i) in favor of approval and adoption of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger, and (ii) against approval of any proposal made in opposition to or competition with consummation of the
Merger.   The Participation Agreement Stockholders have also agreed if requested by Individual to execute and deliver to Individual an irrevocable proxy granting Individual the authority to vote the shares of Issuer Common Stock owned by the Participation Agreement Stockholders in the manner described in the previous
sentence.   The Participation Agreement terminates upon the earlier to occur of
the Effective Time or the termination of the Merger Agreement.   The name of
each Participation Agreement Stockholder and the number of outstanding shares of Issuer Common Stock held of record by such stockholder as of November 3, 1997 is set forth in Schedule III hereto which is hereby incorporated by this reference.

---------------------                                        -------------------
CUSIP NO. 25057H-10-1                  13D                   Page 17 of 36 Pages
---------------------                                        -------------------


     The foregoing summary of the Participation Agreement is qualified in its entirety by reference to the copy of the Participation Agreement included as
Exhibit 3 of this Schedule 13D and incorporated herein in its entirety by
---------
reference.

     Similarly, certain stockholders of Individual have entered into a Participation Agreement dated November 3, 1997 with Issuer. A copy of this Participation Agreement is included as Exhibit 2 of this Schedule 13D and
                                       ---------
incorporated herein in its entirety by reference.

     Also in connection with the Merger Agreement, the Participation Agreement Stockholders and the stockholders of Individual who have executed a Participation Agreement in favor of the Issuer (each an "Affiliate") have each entered into an Affiliate Agreement with Individual (collectively, the "Affiliate Agreements") pursuant to which each Affiliate has agreed not to sell, exchange, transfer, pledge, dispose or otherwise reduce its risk relative to any shares of Issuer Common Stock or other equity securities of Issuer (and Individual Common Stock with respect to its Affiliates) owned by it during the period commencing on November 3, 1997 and ending at such time as financial results covering at least 30 days of combined operations of the Issuer and Individual have been published by the Issuer, in the form of a quarterly earnings report, an effective registration statement filed with the Securities and Exchange Commission ("Commission"), a report to the Commission on Form 10-K, 10-Q or 8-K, or any other public filing or announcement which includes the combined results of operations, so as to interfere with Issuer's accounting for the Merger as a pooling of interests. The foregoing summary of the Affiliate Agreements is qualified in its entirety by reference to the forms of the Affiliate Agreements included as Exhibits 6 and 7 of this Schedule 13D and
                                 ----------------
incorporated herein in its entirety by reference.

     (c)      Not applicable.

     (d) The directors of the Issuer immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation, and the officers of the Issuer immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

     (e) Other than as a result of the Merger described in Item 3 above, not applicable.

     (f)      Not applicable.

     (g) The Certificate of Incorporation of the Issuer, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation; provided, however, that the Certificate of Incorporation of the Surviving Corporation shall be amended as of the Effective Time (i) to increase the number of authorized shares of capital stock of the Surviving Corporation, and (ii) so that the name of the Surviving Corporation is "NewsEDGE Corporation."

     (h)-(i) Other than as a result of the Merger described in Item 3 above, not applicable.

---------------------                                        -------------------
CUSIP NO. 25057H-10-1                  13D                   Page 18 of 36 Pages
---------------------                                        -------------------


     (j) Other than as described above, Individual currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Individual reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) As a result of the Participation Agreement, Individual has shared power to vote an aggregate of 2,783,580 shares of Issuer Common Stock for the limited purposes described in Item 4 above, and such shares constitute approximately 31.9% of the issued and outstanding shares of Issuer Common Stock as of October 31, 1997. To the extent that Individual, as permitted by the Participation Agreement, requests proxies to vote all of the shares of Issuer Common Stock subject to the Participation Agreement and such proxies are so granted, Individual will have the sole voting power with respect to such shares.

     If the Stock Option is exercised, Individual will have the right to acquire 1,726,398 shares of Issuer Common Stock. If acquired, Individual would have sole voting and dispositive power over such shares, and such shares would constitute approximately 16.6% of the issued and outstanding shares of the Issuer Common Stock as of October 31, 1997.

     Set forth on Schedule III opposite each Reporting Person's name is (i) that number of shares of Issuer Common Stock beneficially owned by such Reporting Person as of the date hereof (identifying those shares which there is a right to purchase) and (ii) the percentage of issued and outstanding Issuer Common Stock that such shares represent (based on the number of shares of Issuer Common Stock outstanding as of October 31, 1997). As a result of and subject to the Participation Agreement, each of the Reporting Persons share voting power with Individual to vote that number of shares of Issuer Common Stock as is set forth on Schedule III opposite such Reporting Person's name (excluding those shares which there is a right to acquire) for the limited purposes described in Item 4 above.

     To Individual's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule I.

     (c) Neither Individual, nor, to Individual's knowledge, any person named in Schedule I, has affected any transaction in the Issuer Common Stock during the past 60 days. Each Reporting Person represents on behalf of itself that it has not affected any transaction in Issuer Common Stock during the past 60 days.

     (d)      Not applicable.

     (e)      Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than as described herein, to Individual's knowledge, and to the knowledge of each Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

---------------------                                        -------------------
CUSIP NO. 25057H-10-1                  13D                   Page 19 of 36 Pages
---------------------                                        -------------------

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

            Exhibit No.                                      Description

               1                      Agreement and Plan of Merger and Reorganization dated
                                      November 2, 1997, by and between Desktop Data, Inc. a
                                      Delaware corporation, and Individual, Inc., a Delaware
                                      corporation.

               2                      Participation Agreement dated November 3, 1997, by and
                                      among Desktop Data Inc., a Delaware corporation, and
                                      certain stockholders of Individual, Inc., a Delaware
                                      corporation.

               3                      Participation Agreement dated November 3, 1997, by and
                                      among Individual , Inc., a Delaware corporation, and
                                      certain stockholders of Desktop Data, Inc., a Delaware
                                      corporation.

               4                      Stock Option Agreement dated November 2, 1997, by and
                                      between Desktop Data Inc., a Delaware corporation, and
                                      Individual, Inc., a Delaware corporation.

               5                      Stock Option Agreement dated November 2, 1997, by and
                                      between Individual, Inc., a Delaware corporation, and
                                      Desktop Data , Inc., a Delaware  corporation.

               6                      Form of Affiliate Agreement dated November 3, 1997, by
                                      and between Desktop Data, Inc., a Delaware corporation,
                                      and certain stockholders of Desktop.

               7                      Form of Affiliate Agreement dated November 3, 1997, by
                                      and between Desktop Data, Inc., a Delaware corporation,
                                      and certain stockholders of Individual, Inc.


---------------------                                        -------------------
CUSIP NO. 25057H-10-1                  13D                   Page 20 of 36 Pages
---------------------                                        -------------------



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   November 13, 1997              INDIVIDUAL, INC.



                                By:    /s/ Michael E. Kolowich
                                       -----------------------
                                       Michael E. Kolowich
                                       Chairman, President and
                                       Chief Executive Officer

---------------------                                        -------------------
CUSIP NO. 25057H-10-1                  13D                   Page 21 of 36 Pages
---------------------                                        -------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 13, 1997


                                       /s/ Donald L. McLagan
                                       ---------------------
                                       Donald L. McLagan

---------------------                                        -------------------
CUSIP NO. 25057H-10-1                  13D                   Page 22 of 36 Pages
---------------------                                        -------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 13, 1997                BARBARA B. McLAGAN AS CUSTODIAN FOR
                                       MARNIE E. McLAGAN UNDER THE MASSACHUSETTS
                                       UNIFORM TRANSFER TO MINORS ACT


                                       /s/ Barbara B. McLagan
                                       -------------------------
                                       Name:  Barbara B. McLagan
                                       Title:  Trustee

---------------------                                        -------------------
CUSIP NO. 25057H-10-1                  13D                   Page 23 of 36 Pages
---------------------                                        -------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 13, 1997                BARBARA B. McLAGAN AS CUSTODIAN FOR
                                       CHRISTOPHER R. McLAGAN UNDER THE
                                       MASSACHUSETTS UNIFORM TRANSFER TO
                                       MINORS ACT


                                       /s/ Barbara B. McLagan
                                       -------------------------
                                       Name:  Barbara B. McLagan
                                       Title:  Trustee

---------------------                                        -------------------
CUSIP NO. 25057H-10-1                  13D                   Page 24 of 36 Pages
---------------------                                        -------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 13, 1997


                                       /s/ Edward R. Siegfried
                                       -----------------------
                                       Edward R. Siegfried

---------------------                                        -------------------
CUSIP NO. 25057H-10-1                  13D                   Page 25 of 36 Pages
---------------------                                        -------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 13, 1997


                                       /s/ Daniel F. X. O'Reilly
                                       -------------------------
                                       Daniel F. X. O'Reilly

---------------------                                        -------------------
CUSIP NO. 25057H-10-1                  13D                   Page 26 of 36 Pages
---------------------                                        -------------------



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   November 13, 1997


                                       /s/ A. Baron Cass
                                       -----------------
                                       A. Baron Cass

---------------------                                        -------------------
CUSIP NO. 25057H-10-1                  13D                   Page 27 of 36 Pages
---------------------                                        -------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 13, 1997


                                       /s/ June Rokoff
                                       ---------------
                                       June Rokoff

---------------------                                        -------------------
CUSIP NO. 25057H-10-1                  13D                   Page 28 of 36 Pages
---------------------                                        -------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 13, 1997


                                       /s/ Rory Cowen
                                       --------------
                                       Rory Cowen

---------------------                                        -------------------
CUSIP NO. 25057H-10-1                  13D                   Page 29 of 36 Pages
---------------------                                        -------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 13, 1997


                                       /s/ Ellen Carnahan
                                       ------------------
                                       Ellen Carnahan

---------------------                                        -------------------
CUSIP NO. 25057H-10-1                  13D                   Page 30 of 36 Pages
---------------------                                        -------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   November 13, 1997              WILLIAM BLAIR VENTURE PARTNERS III

                                       WILLIAM BLAIR VENTURE MANAGEMENT, INC.
                                       General Partner

                                       /s/ Ellen Carnahan
                                       ------------------
                                       Name: Ellen Carnahan
                                       Title:  General Partner

---------------------                                        -------------------
CUSIP NO. 25057H-10-1                  13D                   Page 31 of 36 Pages
---------------------                                        -------------------


                                  SCHEDULE I

                                                                           Name and Address of Corporation
                                       Principal Occupation                   or Other Organization in
Name                                      or Employment                            Which Employed
----------------------------  --------------------------------------  -----------------------------------------

Michael E. Kolowich           Chairman, President, Chief Executive    Individual, Inc.
                              Officer and Director                    8 New England Executive Park West
                                                                      Burlington, MA  01803

Robert L. Lentz               Senior Vice President, Finance and      Individual, Inc.
                              Administration and Chief Financial      8 New England Executive Park West
                              Officer, Treasurer and Secretary        Burlington, MA  01803

Michael D. Kinkead            Senior Vice President, World Wide       Individual, Inc.
                              Sales and Marketing                     8 New England Executive Park West
                                                                      Burlington, MA  01803

G. Neil Skene Jr.             Senior Vice President, News, Products   Individual, Inc.
                              and Services and Editor-in-Chief        8 New England Executive Park West
                                                                      Burlington, MA  01803

Michael F. Kraley             Senior Vice President and Chief         Individual, Inc.
                              Technology Officer                      8 New England Executive Park West
                                                                      Burlington, MA  01803

Joseph A. Amram               President and Chief Executive Officer   ValiCert, Inc.
                                                                      333 West El Camino Real, Suite 270
                                                                      Sunnyvale, CA  94086

Elon Kohlberg                 Professor                               Harvard Business School
                                                                      Morgan 235
                                                                      Boston, MA  02163

Gregory S. Stanger            Director of Business Development and    Microsoft Corporation
                              Investments                             One Microsoft Way, 8S/2124
                                                                      Redmond, WA  98052-6399

William A. Devereaux          Managing Director                       American Capital Company
                                                                      5 Cherry Hill Drive
                                                                      Danvers, MA  01923

James D. Daniell              President and Chief Operating Officer   LiTLENET LLC
                                                                      900 Chelmsford Street
                                                                      Lowell, MA  01851

Jeffery S. Galt               President                               Knight-Ridder Information, Inc.
                                                                      2440 West El Camino Real
                                                                      Mountain View, CA  94040

---------------------                                        -------------------
CUSIP NO. 25057H-10-1                  13D                   Page 32 of 36 Pages
---------------------                                        -------------------


----------------------------  --------------------------------------  -----------------------------------------
Marino R. Polestra            Vice President                          Burr, Egan, Deleage & Co.
                                                                      One Embarcadero Center, Suite 4050
                                                                      San Francisco, CA  94111

CUSIP NO. 25057H-10-1                  13D                   Page 33 of 36 Pages

                                  SCHEDULE II

                                                                           Name and Address of Corporation
                                       Principal Occupation                   or Other Organization in
Name                                      or Employment                            Which Employed
----------------------------  --------------------------------------  -----------------------------------------

Donald L. McLagan             Chairman, President, Chief Executive    Desktop Data, Inc.
                              Officer and Director                    80 Blanchard Road
                                                                      Burlington, MA  01803

Edward Siegfried              Vice President - Finance and            Desktop Data, Inc.
                              Operations, Treasurer and Assistant     80 Blanchard Road
                              Secretary                               Burlington, MA  01803

Daniel F.X. O'Reilly          Vice President and Chief Technology     Desktop Data, Inc.
                              Officer                                 80 Blanchard Road
                                                                      Burlington, MA  01803

Clifford M. Pollan            Vice President - Sales and Marketing    Desktop Data, Inc.
                                                                      80 Blanchard Road
                                                                      Burlington, MA  01803

John L. Moss                  Vice President - Development            Desktop Data, Inc.
                                                                      80 Blanchard Road
                                                                      Burlington, MA  01803

A. Baron Cass, III            General Partner                         5005 LBJ Freeway
                              C3 Holdings L.L.C.,                     Suite 1630, LB #119
                              Equity Analysts, LP,                    Dallas, TX 75244
                              Sands Partnership No. 1 L.P.

Ellen Carnahan                General Partner                         William Blair Venture Partners III
                                                                      222 West Adams Street
                                                                      Chicago, IL 60606

Rory J. Cowan                 Chairman and Chief Executive Officer    LioNBRIDGE Technologies
                                                                      950 Winter Street, Suite 4300
                                                                      Waltham, MA  02154

June Rokoff                   Director, Desktop Data, Inc. and        30 Greylock Road
                              Mathsoft, Inc.                          Wellesley, MA 02181


---------------------                                        -------------------
CUSIP NO. 25057H-10-1                  13D                   Page 34 of 36 Pages
---------------------                                        -------------------

                                  SCHEDULE III

                                                                      Percentage of Outstanding
                                Number of Shares of Issuer             Shares of Issuer Common
Individual                    Common Stock Beneficially Owned       Stock as of October 31, 1997
----------                    -------------------------------       ----------------------------
Donald McLagan                        2,119,899                              24.4%

Barbara B. McLagan as                   207,221                               2.4%
Custodian for Marnie E.
McLagan under the
Massachusetts Uniform
Transfer to Minors Act

Barbara B. McLagan as                   207,221                               2.4%
Custodian for
Christopher R. McLagan
under the Massachusetts
Uniform Transfer to
Minors Act

Edward R. Siegfried                     125,608                               1.4%
                               (includes right to acquire
                                    17,498 shares)

Daniel F. X. O'Reilly                   200,491                               2.3%
                             (includes right to acquire
                                    17,498  shares)

A. Baron Cass                            96,437                               1.1%
                             (includes right to acquire
                                     2,500 shares)

Rory Cowan                               12,500                               0.14%
                             (includes right to acquire 2,500
                                          shares)

June Rokoff                              13,025                               0.15%
                             (includes right to acquire
                                     2,500 shares)

John L. Moss                                0                                    0%

Ellen Carnahan                          215,620                                 2.5%
                             (includes right to acquire
                                      2,500 shares)


---------------------                                        -------------------
CUSIP NO. 25057H-10-1                  13D                   Page 35 of 36 Pages
---------------------                                        -------------------


William Blair Venture                   213,120                                 2.5%
Partners III

---------------------                                        -------------------
CUSIP NO. 25057H-10-1                  13D                   Page 36 of 36 Pages
---------------------                                        -------------------


                                 EXHIBIT INDEX

            Exhibit No.           Description
            -----------           -----------

                1 Agreement and Plan of Merger and Reorganization dated November 2, 1997, by and between Desktop Data, Inc., a Delaware corporation, and Individual, and Individual, Inc., a Delaware corporation.

                2 Participation Agreement dated November 3, 1997, by and among Desktop Data Inc., a Delaware corporation, and certain stockholders of Individual, Inc., a Delaware corporation.

                3 Participation Agreement dated November 3, 1997, by and among Individual, Inc., a Delaware corporation and certain stockholders of Desktop Data, Inc., a Delaware corporation.

                4 Stock Option Agreement dated November 2, 1997, by and between Desktop Data, Inc., a Delaware corporation, and Individual, Inc., a Delaware corporation.

                5 Stock Option Agreement dated November 2, 1997, by and between Individual, Inc., a Delaware corporation, and Desktop Data, Inc., a Delaware corporation.

                6 Form of Affiliate Agreement dated November 3, 1997, by and between Desktop Data, Inc., a Delaware corporation and certain stockholders of Desktop.

                7 Form of Affiliate Agreement dated November 3, 1997, by and between Desktop Data, Inc., a Delaware corporation and certain stockholders of Individual.

---------------------                                        -------------------
CUSIP NO. 25057H-10-1                  13D                   Page 37 of 37 Pages
---------------------                                        -------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 13, 1997


                                       /s/ John L. Moss
                                       ---------------------
                                       John L. Moss